UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Dell Technologies Inc.

(Name of Issuer)

Class V Common Stock

(Title of Class of Securities)

24703L103

(CUSIP Number)

Roberta R.W. Kameda

General Counsel

Dodge & Cox

555 California Street, 40th Floor

San Francisco, CA 94104

(415) 981-1710

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 14, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 24703L103	Page of

(1)	Names of reporting persons Dodge & Cox 94-1441976
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐ N/A
(see instructions)
(3)	SEC use only
(4)	Source of funds (see instructions) OO – Funds of investment advisory clients.
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization California – U.S.A.
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 15,346,868
	(8)	Shared voting power 0
	(9)	Sole dispositive power 16,010,647
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 16,010,647
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 8.0%
(14)	Type of reporting person (see instructions) IA

Highlight and copy this page if more than one is required.

SCHEDULE 13D	Page of

Item 1. Security and Issuer.

This Schedule 13D (the “Schedule”) relates to the class V common stock (“Common Stock”) of Dell Technologies Inc., a Delaware corporation (the “Issuer”).

The principal executive offices of the Issuer are located at One Dell Way, Round Rock, Texas 78682.

Item 2. Identity and Background.

(a) – (c) and (f)

This Schedule is being filed by Dodge & Cox. Dodge & Cox is a California corporation, which clients may include investment companies and/or employee benefit plans, pension funds, endowment funds or other institutional or individual clients. The principal office and business address of Dodge & Cox is 555 California Street, 40th Floor, San Francisco, CA 94104.

Certain of the securities reported herein were previously included in a Schedule 13G filed by Dodge & Cox on February 14, 2017, as most recently amended on February 13, 2018. Dodge & Cox did not acquire any beneficial ownership of Common Stock with the purpose or effect of changing or influencing the control of the Issuer or as a participant in any transaction having such purpose or effect. Therefore, Dodge & Cox does not believe that it is required to file a Schedule 13D pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”); however, Dodge & Cox is voluntarily filing this Schedule because of its entry into the voting and support agreement described in Item 6 below.

(d) During the last five years, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons listed on Exhibit A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons listed on Exhibit A was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

As of November 14, 2018, Dodge & Cox, in its role as the investment adviser, held beneficial ownership of 16,010,647 shares of Common Stock acquired prior to such date for an aggregate purchase price of $1,044,052,266. Such acquisitions were made for investment purposes with available funds of the applicable client accounts in the ordinary course of business of Dodge & Cox.

Item 4. Purpose of Transaction.

The information set forth in Items 3 and 6 hereof is incorporated herein by reference.

All of the shares of Common Stock of the Issuer were acquired for investment purposes for the clients of Dodge & Cox.

Dodge & Cox does not have any plans or proposals that relate to or would result in any of the actions set forth in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) and (b) The responses of Dodge & Cox to Rows (7) through (11) of the cover page of this Schedule are incorporated herein by reference.

(c) Transactions are listed on Exhibit C.

(d) No person other than a Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

The information set forth or incorporated in Items 3 and 4 hereof is incorporated herein by reference.

On November 14, 2018, Dodge & Cox entered into a voting and support agreement with the Issuer (the “Voting and Support Agreement”). Subject to the terms and conditions set forth therein, Dodge & Cox has agreed, among other things, to vote the shares of the Issuer’s capital stock over which it has voting power (i) in favor of the merger described in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 15, 2018 (the “Merger”) and the adoption of the related amended merger agreement (the “Amended Merger Agreement”) and each of the transactions contemplated by the Amended Merger Agreement, including the adoption of an amended and restated charter, and (ii) against any action that could reasonably be expected to impede, interfere with, delay, postpone or adversely affect the Merger or the other transactions contemplated by the Amended Merger Agreement in any material respect. The Voting and Support Agreement also contains restrictions on the transfer of voting rights of the Issuer’s capital stock by Dodge & Cox and the solicitation by Dodge & Cox of holders of the Issuer’s capital stock to vote in opposition to the Merger, in each case, until the earlier of (a) the consummation of the Merger and (b) the date on which the Amended Merger Agreement is terminated in accordance with its terms without the Merger having occurred.

The foregoing description of the Voting and Support Agreement and the transactions contemplated thereby does not purport to be complete and is subject to and qualified in its entirety by reference to the Voting and Support Agreement, a copy of which is filed as Exhibit B and is incorporated by reference into this Item 6.

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description
A	List of executive officers and directors

B	Voting and Support Agreement, dated as of November 14, 2018, by and between Dodge & Cox and the Issuer

C	List of transactions during the past 60 days by the Reporting Persons

Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Date: November 15, 2018	Signature:	/s/ Roberta R.W. Kameda
	Name:	Roberta R.W. Kameda
	Title:	General Counsel